Exhibit 99.49

ASX Market Announcement

GeneType risk test implemented in 9 Siles Health Obstetrics and Gynaecology clinics treating over 15,000 patients annually

Melbourne, Australia, 18 July 2022: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease is delighted to announce that we are partnering with Melbourne based Siles Health, a leading Obstetrics and Gynaecology practice, to implement geneType Multi-Risk Test as part of their commitment to remain at the forefront of contemporary personalised patient health care.

Siles Health, founded by leading Obstetrician and Gynaecologist, A/Prof. Charles Siles, operates nine (9) clinics across Victoria. A/Prof. Siles’ clinics specialise in obstetrics and gynaecology delivering a comprehensive range of personalised healthcare from screening to treatment for women.

Highlights:

●	Siles Health treats over 15,000 patients annually

●	Siles Health has a current active referral national network of more than 1,000 GPs

●	Siles Health will provide a dedicated in-house genetic counselling service for all patients who are identified as high risk creating the most actionable patient pathways

●	Siles Health will also support any referring physicians with dedicated genetic counselling support

The geneType Multi-Risk Test is a comprehensive solution that enables an understanding of a patient’s risk of developing a range of common serious diseases. The geneType Multi-Risk Test looks beyond inherited diseases and identifies sporadic (non inherited)1 risk which can account for up to 85% of diagnosed cancers in diseases such as breast cancer, colorectal cancer, ovarian cancer, coronary artery disease, prostate cancer, and type 2 diabetes. Over 212,4002 individuals in Australia receive a diagnosis related to one of these six diseases annually.

GTG’s CEO, Simon Morriss, said “Adoption of geneType Multi-Risk Test by Siles Health provides GTG with immediate access to an important and expanding group of patients with the opportunity to make a significant improvement in their health outcomes. This partnership also represents another significant milestone along our pathway the successful commercialisation of geneType Multi-Risk Tests”.

A/Prof. Charles Siles, founder of Siles Health, noted “geneType Multi-Risk Test is a critical risk identification tool to assist our practice to identify potentially high-risk patients and develop truly actionable, personalised, preventative health plans”.

The agreement between Siles Health and GTG provides the framework for setting a consistent standard of care for physicians and patients for geneType’s Multi-Risk Test. Revenue material to GTG is expected to be generated from the agreement due to the number of Siles Health physicians and patients to be treated. The agreement does not stipulate minimum numbers of tests to be purchased, has no fixed term and has no material termination conditions.

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Authorised for release by the board of directors of Genetic Technologies Limited

1 https://www.cancer.org/cancer/breast-cancer/about/how-does-breast-cancer-form.html

2 https://www.canceraustralia.gov.au/impacted-cancer/what-cancer/cancer-australia-statistics, https://www.aihw.gov.au/reports/australias-health/diabetes, https://www.aihw.gov.au/reports/heart-stroke-vascular-diseases/hsvd-facts/contents/about, https://www.cancer.org/content/dam/cancer-org/research/cancer-facts-and-statistics/annual-cancer-facts-and-figures/2021/cancer-facts-and-figures-2021.pdf

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

Enquiries

Investor Relations

Justin Foord

Market Eye

M: +61 402 600 691

E: justin.foord@marketeye.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company’s Polygenic Risk Scores (PRS) platform is a proprietary risk stratification platform developed over the past decade integrating clinical and genetic risk delivering actionable outcomes from physicians and individuals. Leading the world in risk prediction in Oncology, Cardiovascular and Metabolic diseases. Genetic Technologies continues to develop a pipeline of risk assessment products. For more information, please visit www.genetype.com

About Siles Health

The four core areas where Siles Health offers the highest levels of patient care are Service, Research, People and Location. They take client service seriously with exceptionally trained staff to address the most complex situations. Our clients and the referring doctors feel confident their patients are receiving the best treatment available. Siles Health is at the forefront on advancements Research, treatment, and scanning techniques with the most cutting-edge technology. Encouraging clinical research to keep abreast of changes in best practice by contributing and monitoring with our associates nationally and internationally. Our People are experts at looking after clients and referring doctors with the right technical know-how, attitude and an understanding serving exceptional screening services across Melbourne and regional Victoria supported by a national counselling program. For more information, please visit https://www.sileshealth.com.au

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000